1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 22, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO

THE RESOLUTIONS PASSED AT THE 2015 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES AND

THE RESOLUTIONS PASSED AT THE 2015 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The 2015 first class meeting of the holders of A shares of the Company and the 2015 first class meeting of the holders of H shares of the Company were held at 11:00 a.m. and 11:30 a.m., respectively, on 22 May 2015. All the resolutions set out in the Notice of 2015 First Class Meeting of the Holders of A Shares and the Notice of 2015 First Class Meeting of the Holders of H Shares dated 27 March 2015 were duly passed.

The 2015 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) and the 2015 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) (collectively the “Shareholders’ Class Meetings”) were held by Yanzhou Coal Mining Company Limited (the “Company”) at the headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, the Peoples’ Republic of China at 11:00 a.m. and 11:30 a.m., respectively, on 22 May 2015 (Friday) and all the resolutions set out in the Notice of 2015 First Class Meeting of the Holders of A Shares and the Notice of 2015 First Class Meeting of the Holders of H Shares dated 27 March 2015 were duly passed. The convening of the Shareholders’ Class Meetings were in compliance with relevant laws, regulations and rules of the People’s Republic of China (“PRC”), such as the Company Law, and the requirements of the articles of association of the Company (the “Articles of Association”). The procedures and results of voting at the Shareholders’ Class Meetings were valid and effective.

I. CONVENING AND ATTENDANCE OF THE SHAREHOLDERS’ CLASS MEETINGS

1.	Time of the convening of the Shareholders’ Class Meetings: 22 May 2015

2.	Venue of the convening of the Shareholders’ Class Meetings: Headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC

3.	Shareholders holding ordinary shares who attended the A Shareholders’ Class Meeting and the number of shares:

1)	Number of shareholder and proxy attending the A Shareholders’ Class Meeting	9
2)	Number of shares carrying voting rights held by the shareholders attending the A Shareholders’ Class Meeting	2,603,782,543
3)	Percentage of the shares carrying voting rights held by the shareholders attending the A Shareholders’ Class Meeting among the total number of shares carrying voting rights of the Company (%)	87.966

Shareholders holding ordinary shares who attended the H Shareholders’ Class Meeting and the number of shares:

1)	Number of shareholder and proxy attending the H Shareholders’ Class Meeting	1
2)	Number of shares carrying voting rights held by the shareholders attending the H Shareholders’ Class Meeting	654,441,248
3)	Percentage of the shares carrying voting rights held by the shareholders attending the H Shareholders’ Class Meeting among the total number of shares carrying voting rights of the Company (%)	33.417

4.	Voting method in compliance with the Company Law of the PRC and the requirements under the Articles of Association, chairman of the meeting, etc.

The Shareholders’ Class Meetings were both convened by the board of directors of the Company (the “Board”). Mr. Li Xiyong, the chairman of the Board, acted as the chairman at the Shareholders’ Class Meetings. The voting method of the A Shareholders’ Class Meeting was on-site voting combined with internet voting (internet voting was conducted through the relevant system of the Shanghai Stock Exchange and was participated by the holders of A shares of the Company). The convening of the Shareholders’ Class Meetings was in compliance with the Company Law of the PRC and the requirements under the Articles of Association.

5.	Attendance of the directors, the supervisors and the secretary of the Board of the Company

1)	The Company has 10 directors. 9 directors attended the Shareholders’ Class Meetings. Mr. Wang Xiaojun, independent non-executive director of the Company, did not attend due to work commitment;

2)	The Company has 6 supervisors. 6 supervisors attended the Shareholders’ Class Meetings;

3)	Secretary of the Board and some senior management attended the Shareholders’ Class Meetings.

II. RESOLUTIONS CONSIDERED AND PASSED

1.	A Shareholders’ Class Meeting

1)	Resolution: The “Proposal regarding the general mandate authorizing the Board to repurchase H shares”

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

A Share	2,603,782,543	99.995	3,400	0.000	117,184	0.005

H Shareholders’ Class Meeting

1)	Resolution: The “Proposal regarding the general mandate authorizing the Board to repurchase H shares”

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)

H Share	652,990,578	99.778	24,670	0.004	1,426,000	0.218

2.	Explanation on the poll results

Both resolutions above were special resolutions and approved by more than two-third of the shares of the Company carrying voting rights held by the shareholders and proxies who attended the relevant Shareholders’ Class Meetings. Details of the resolutions were set out in the circular of the Company and notices of the Shareholders’ Class Meetings of the Company, each dated 27 March 2015, which were published on the websites of the Stock Exchange of Hong Kong Limited and the Company.

There were no shares entitling the shareholder to attend and abstain from voting in favor of any resolution pursuant to Rule 13.40 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the Shareholders’ Class Meetings. No shareholder was required under the Listing Rules to abstain from voting at the Shareholders’ Class Meetings.

III. PRESENCE OF LAWYER

1	Law firm which witnessed the Shareholders’ Class Meetings: Beijing office of King & Wood Mallesons

Lawyers: Lizi Tang, Zhao Gao

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed the Beijing office of King & Wood Mallesons as the scrutineer inspecting the vote-taking at the Shareholders’ Class Meetings.

2	Legal opinion of the witnessing lawyers

The convening of the 2015 first A Shareholders’ Class Meeting and the 2015 first H Shareholders’ Class Meeting held by the Company were in compliance with the relevant laws, regulations and rules of the PRC, such as the Company Law, the Securities Law, the Rules for Shareholders Meetings and the requirements under the Articles of Association. The eligibilities of the attendees and the convener of the Shareholders’ Class Meetings were valid and effective. The procedures and results of voting at the Shareholders’ Class Meetings were valid and effective.

IV. DOCUMENTS FOR INSPECTION

1. Resolutions of the Shareholders’ Class Meetings, signed and confirmed (and stamped with the chop of the Board) by the directors and the meeting recorder(s) attending the meetings; and

2. Legal Opinions issued by the witnessing lawyers, signed by the responsible lawyer and stamped with company chop.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 May 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC